SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

April 24, 2020

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“FDA lifts injunction on manufacture and distribution of Philips’ defibrillators in the US”, dated April 24, 2020.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 24th day of April 2020.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press information

April 24, 2020

FDA lifts injunction on manufacture and distribution of Philips’ defibrillators in the US

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA), a global leader in health technology, announced today that its Emergency Care and Resuscitation (ECR) business is resuming manufacturing and shipping of external defibrillators for the US, following notification from the US Food and Drug Administration (FDA) that the injunction prohibiting those activities has been lifted.

This business has been operating under a consent decree with the FDA since November 2017. Under the terms of the consent decree, Philips was required to suspend manufacture and distribution of its defibrillators from specific Philips facilities in the U.S., pending FDA certification via inspection of the facilities’ compliance with Quality System Regulation. However, in order to ensure uninterrupted availability of these life-saving devices in the US, the consent decree included exemptions for specific Philips Automated External Defribrillator (AED) models to continue to be manufactured and shipped, in addition to providing necessary device servicing, accessories and consumables.

Philips continues to comply with the terms of the consent decree, which remains in effect, and includes ongoing regulatory compliance monitoring and facility inspections of the ECR business and of Philips’ other patient care businesses by the FDA.

“The injunction lift is an important milestone for Philips, as we have enhanced the regulatory compliance processes in our ECR business and throughout the company,” said Frans van Houten, CEO of Royal Philips. “Providing our customers with safe and reliable products and solutions remains our highest priority, and I am proud that our AEDs save lives daily, with their very high reliability record.”

.

For further information, please contact:

Mario Fante
Philips Global Press Office
Tel: +1 603 560 9226
Email: mario.fante@philips.com

Ben Zwirs
Philips Global Press Office
Tel.: +31 6 15213446
E-mail: ben.zwirs@philips.com

Leandro Mazzoni
Philips Investor Relations
Tel.: +31 20 59 77222
E-mail: leandro.mazzoni@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people's health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips generated 2019 sales of EUR 19.5 billion and employs approximately 81,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

Forward-looking statements
This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.